

BAYFIELD VENTURES CORP.

Financial Statements

January 31, 2003

Index

BAYFIELD VENTURES CORP.

Balance Sheet

	January 31, 2003	October 31, 2002
ASSETS		
Current		
Cash and cash equivalents	$ 7,523	$ 2,430
Marketable securities	-	11,000
Taxes recoverable	3,537	2,736
Prepaid expenses	146	146
	11,206	16,312
Mineral properties (note 4)	73,241	46,291
	$ 84,447	$ 62,603
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 10,839	$ 79,657
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (note 5)	4,335,007	4,229,258
Deficit	(4,261,399)	(4,246,312)
	73,608	(17,054)
	$ 84,447	$ 62,603

Commitments (note 9)

Approved by the Directors:



John Foulkes



Donald Huston

BAYFIELD VENTURES CORP.

Statement of Operations and Deficit
Three Months Ended January 31, 2003 and 2002

	2003	2002
Expenses		
Accounting and legal	$ -	$ 2,295
Consulting fees	2,670	321
Interest and bank charges	4,926	84
Management fees	6,000	10,438
Office and administration	63	5,528
Rent	6	2,496
Shareholders' communication and promotion	500	1,085
Telephone	1	374
Transfer and filing fees	1,509	524
Travel	-	861
Operating loss before other items	(15,675)	(24,006)
Other items		
Interest and other income	18	1,260
Gain on sale of marketable securities	570	-
Loss for the period	(15,087)	(22,746)
Deficit, beginning of period	(4,246,312)	(4,079,389)
Deficit, end of period	$ (4,261,399)	$ (4,102,135)
Loss per share - basic and diluted	$ (0.004)	$ (0.007)
Weighted average number of common shares outstanding - basic and diluted	3,818,314	3,160,574

BAYFIELD VENTURES CORP.

Statement of Cash Flows
Three Months Ended January 31, 2003 and 2002

	2003	2002
Cash flows provided by (used in) operating activities		
Loss for the period	$ (15,087)	$ (22,746)
Adjustment for items not involving cash:		
- Gain on sale of marketable securities	(570)	-
	(15,657)	(22,746)
Change in non-cash working capital:		
- Increase in taxes recoverable	(801)	(1,669)
- Decrease in prepaid expenses	-	6,090
- Increase (decrease) in accounts payable and accrued liabilities	(68,818)	4,944
	(85,276)	(13,381)
Cash flows provided by (used in) investing activities		
Proceeds on sale of marketable securities	11,570	-
Mineral property acquisitions	(26,950)	(10,000)
	(15,380)	(10,000)
Cash flows provided by financing activities		
Common shares issued for cash, net of related share issue expenses	105,749	-
Increase (decrease) in cash and cash equivalents	5,093	(23,381)
Cash and cash equivalents, beginning of period	2,430	30,659
Cash and cash equivalents, end of period	$ 7,523	$ 7,278

1. Nature and Continuance of Operations

Effective May 18, 2001, the Company changed its name from Glacier Resources Ltd. to Bayfield Ventures Corp. On the same date, the share capital of the Company was consolidated on a 3:1 basis.

Bayfield Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada, and is in the business of exploration and development of mineral properties. Currently, management of the Company is actively pursuing new business opportunities in the mining sector.

2. Change in Accounting Policies

In fiscal year 2002, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. The adoption of the new standard has no effect on the calculation of the Company's diluted earnings (loss) per share amounts of the current and prior years. Basic and diluted earnings (loss) per share figures were the same.

3. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Marketable Securities

Marketable securities are valued at the lower of cost and net realizable value.

3. **Significant Accounting Policies** (continued)

(b) Mineral Properties

The Company records its mineral property interests at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of the property sold. Management has determined each property to represent a cost centre.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated the ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Option Agreement

From time to time, the Company may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(d) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(e) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased. As at January 31, 2003 and October 31, 2002, there were no cash equivalents.

3. Significant Accounting Policies (continued)

(f) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants*. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(g) Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

4. Mineral Properties

The Company's mineral properties include the following acquisition and deferred exploration expenditures:

	January 31, 2003			October 31, 2002
	Acquisition Costs	Deferred Exploration Expenditures	Total	Total
Baird Township, Ontario	$ 7,350	$ 2,774	$ 10,124	$ 2,774
Gobi Region, Mongolia	43,517	-	43,517	43,517
Lac Letendre, Quebec	19,600	-	19,600	-
	$ 70,467	$ 2,774	$ 73,241	$ 46,291

(a) Baird Township, Red Lake District, Kenora Mining Division in Ontario

The Company has entered into an option agreement to earn a 100% interest in six mineral claims located in the Baird Township, Province of Ontario. Pursuant to the terms of the agreement, the Company must issue 100,000 of its common shares and make cash payments totalling $70,000 in accordance with the following schedule:

4. **Mineral Properties** (continued)

(i) payment of $10,000 on or before November 29, 2001;

(ii) payment of $15,000 on or before November 29, 2002;

(iii) payment of $20,000 on or before November 29, 2003;

(iv) payment of $25,000 on or before November 29, 2004.

The optionor will retain a 3% net smelter return royalty. The property is also subject to a 2% net smelter royalty retained by the original optionor.

As at January 31, 2003, the Company has paid $17,350 cash and has issued the 100,000 shares at a value of $13,000.

The Company granted an option to Skyharbour Developments Ltd. to acquire a 51% of its 100% interest in the six Baird Township claims. To earn its interest, Skyharbour is required to issue 100,000 of its common shares to the Company, incur exploration expenditures totalling $250,000 and pay 51% of the remaining cash obligations under the terms of the underlying option agreement.

As at January 31, 2003, the Company received 100,000 shares at a value of $34,000 from Skyharbour Developments Ltd.

(b) Gobi Region, Mongolia

The Company acquired a 100% interest in three Mineral Exploration Licenses (#4563X, #4564X, and #4571X) located in the Gobi Region of South Central Mongolia. The land package consists of 320,070 hectares (approximately 800,000 acres).

In consideration, the Company has agreed to pay to the transferor all costs associated with the granting of the specified licenses to the Company.

As at January 31, 2003, the Company had paid acquisition costs of $43,517.

(c) Lac Letendre, Quebec

The Company has acquired through staking a 25,000 acre block within the north-central Cape-Smith/Wakeham volcanic belt, Ungava Peninsula Quebec.

As at January 31, 2003, the Company had paid $19,600 in acquisition costs.

5. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued and fully paid:

	January 31, 2003		October 31, 2002	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
Common Shares				
Balance, beginning of period	3,815,574	$ 4,366,058	3,160,574	$ 4,297,558
Shares issued for cash:				
- pursuant to a private placement at $0.10 per share	1,000,000	100,000	500,000	50,000
- pursuant to exercise of stock options	-	-	150,000	18,000
- pursuant to exercise of warrants	50,000	6,500	-	-
Shares issued for private placement finders' fees	-	-	5,000	500
Shares issued for mineral property acquisition	-	-	-	-
	4,865,574	4,472,558	3,815,574	4,366,058
Share issue expenses	-	(137,551)	-	(136,800)
Balance, end of period	4,865,574	$4,335,007	3,815,574	$4,229,258

(c) Escrow

At January 31, 2003, 7,407 (October 31, 2002 – 7,407) common shares of the Company were held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

(d) Warrants

As at January 31, 2003, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
1,480,000	$0.13	June 21, 2003
400,000	$0.13	May 2, 2004
100,000	$0.13	May 24, 2004
1,000,000	$0.10	January 30, 2005
2,980,000		

5. Share Capital (continued)

(e) Stock Options

As at January 31, 2003, the Company has granted directors and employees incentive stock options enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
166,057	$0.12	September 24, 2003
40,000	$0.11	May 15, 2004
206,057		

6. Income Taxes

The components of the future income tax assets are as follows:

	October 31, 2002
Future tax assets:	
Non-capital loss carry forwards	$ 702,000
Unused cumulative Canadian exploration expenses	281,000
Unused cumulative Canadian development expenses	137,000
Unused cumulative foreign exploration and development expenses	112,000
	1,232,000
Less: valuation allowance	(1,232,000)
Total future income tax assets	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $1,559,000. The losses expire in the following years:

2003	$ 268,000
2004	422,000
2005	221,000
2006	229,000
2007	129,000
2008	131,000
2009	159,000
	$ 1,559,000

6. Income Taxes (continued)

The Company's unused Canadian exploration and development expenses totalling approximately $929,000 are also available to reduce Canadian taxable income earned in future years. These unused expenses can be carried forward indefinitely.

7. Non-cash Investing Activities

During the year ended October 31, 2002, the Company entered into the following non-cash transactions:

(a) Received 100,000 common shares from an optionee, at a value of $0.34 per share, as part of the consideration for granting a mineral property option interest (note 4(a))

(b) Issued 5,000 common shares at a value of $0.10 per share in settlement of a finder's fee.

8. Related Party Transactions

The aggregate amount of expenditures made to parties not at arm's length to the Company consist of the following:

Three Months Ended January 31	2003	2002
Consulting fees paid to a director of the company	$ 2,400	$ -
Management fees paid to a company controlled by a director of the Company	6,000	7,500
	$ 8,400	$ 7,500

Included in accounts payable and accrued liabilities is $Nil (2002 - $8,025) owing to a Company controlled by a Director of the Company.

Management is of the opinion that the terms and conditions entered into are consistent with standard business practices.

9. Commitments

(a) The Company has entered into a cost sharing agreement to receive services, including office space, administration, filing and other support services. The agreement in effect until January 1, 2003 is subject to automatic renewal unless terminated by either party on giving sixty days' notice. To date the agreement remains in good standing.

Current costs for these services totalled $2 (2002 - $1,899) and were based on a 15% administrative fee on reimbursed costs on $14 (2002 - $12,660).

(b) The Company has entered into a management service agreement on August 1, 2002 with a company controlled by a common director. The terms of the agreement require the Company to pay a monthly fee of $2,500 for a period of 12 months unless extended for a longer period by mutual agreement between the parties. Management fees were decreased to $2,000 per month for a three month period commencing November 1, 2002.

(c) The Company has entered into a consulting services agreement on May 1, 2002 with a director. The terms of the agreement require the Company to pay a monthly fee of $1,000 for a period of 12 months unless extended for a longer period by mutual agreement between the parties. Consulting fees were decreased to $800 per month for a three month period commencing November 1, 2002.

10. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

11. Subsequent Events

(a) The Company issued 50,000 common shares pursuant to the exercise of warrants at a price of $0.13 per share.

BAYFIELD VENTURES CORP.

Schedule of Deferred Exploration Expenditures
Three Months Ended January 31, 2003 and 2002

		2003		2002
Deferred exploration expenditures, beginning of period	$	2,774	$	-
Accommodation		-		-
Administration services		-		-
Consulting		-		-
Deferred exploration expenditures, end of period	$	2,774	$	-

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 51-901F

ISSUER DETAILS

BAYFIELD VENTURES CORP.
Y M D
[2003][0 1][3 1]

ISSUER'S ADDRESS
Suite #1950 – 777 Dunsmuir Street, P.O. Box 10423, Pacific Centre

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.
Vancouver, British Columbia Fax: (604) 687-3119 Telephone: (604) 687-3376
[V 7 Y] [1 K 4]

CONTACT NAME CONTACT'S POSITION CONTACT TELEPHONE NO.
John Foulkes President/Director Telephone: (604) 687-3376

CONTACT EMAIL ADDRESS WEBSITE ADDRESS
jfoulkes@ninetyeight.com www.bayfieldventures.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2003][0 3][2 4] "John Foulkes"



DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2003][0 3][2 4] "Don Huston"



BAYFIELD VENTURES CORP.
JANUARY 31, 2003
SCHEDULE "B"

1. (a) The aggregate amount of deferred exploration expenditures made during the current fiscal year-to-date is as follows:

Deferred Exploration Expenditures	*Opening Balance October 31, 2002*	*Baird Township, Ontario*	*Gobi Region, Mongolia*	*Closing Balance January 31, 2003*
Accommodation	$ 128	$ -	$ -	$ 128
Administration and office	55	-	-	55
Consulting	2,400	-	-	2,400
Mileage and gas	65	-	-	65
Reports and maps	126	-	-	126
	$ 2,774	$ -	$ -	2,774

The mineral property options consist of the following:

Baird Township, Ontario	7,350
Gobi Region, Mongolia	43,517
Lac Letendre, Quebec	19,600
Total mineral properties	**$ 73,241**

(b) The aggregate amount of expenditures made to non-arm's length parties from the issuer consist of the following:

Consulting fees	**$ 2,400**
Management fees	**$ 6,000**

(c) The amounts in office and administration expense consist of the following:

Administration fees	$ 2
Office	11
Subscriptions, dues and education	50
	$ 63

(d) The amounts included in shareholders' communication and promotion consist of the following:

Advertising and promotion	$ 500
Promotion, food and entertainment	-
Shareholders' communication	-
	$ 500

Shareholders' communication consists of expenses paid to clearing houses for mailing in compliance with National Policy 41 and Standard and Poor's publication fees for financial coverage.

2. **(a)** During the quarter ended January 31, 2003, the following common shares were issued:

January 15, 2003 – 50,000 common shares were issued at $0.13 per share pursuant to the exercise of warrants, for total consideration of $6,500.

January 30, 2003 – 1,000,000 common shares were issued at $0.10 per share pursuant to a private placement, for total consideration of $100,000.

(b) During the quarter ended January 31, 2003, no employee incentive stock options were granted.

(c) During the quarter ended January 31, 2003, the following share purchase warrants were issued:

- January 30, 2003 – 1,000,000 share purchase warrants exercisable at $0.10 per share expiring January 30, 2005, were issued pursuant to a non-brokered private placement.

3. **(a)** As at January 31, 2003, the share capital consisted of the following:

Authorized: 100,000,000 common shares with no par value

Issued and outstanding:

4,865,574	**$4,335,007**

(b) As at January 31, 2003, director and employee incentive stock options to purchase common shares consisted of the following:

# Shares	Exercise Price	Expiry Date
166,057	$0.12	September 24, 2003
40,000	$0.11	May 15, 2004
206,057		

As at January 31, 2003, the outstanding share purchase warrants consisted of the following:

# Warrants	Exercise Price	Expiry Date
1,480,000	$0.13	June 21, 2003
400,000	$0.13	May 2, 2004
100,000	$0.13	May 24, 2004
1,000,000	$0.10	January 30, 2005
2,980,000		

(c) There were 7,407 common shares held in escrow at January 31, 2003.

(d) Directors as at January 31, 2003 were as follows:

Robert Paul
Jim Pettit
Don Huston

Officers as at January 31, 2003 were as follows:

Robert Paul - President
Nancy Ackerfeldt - Secretary

BAYFIELD VENTURES CORP.
MANAGEMENT DISCUSSION – SCHEDULE "C"
JANUARY 31, 2003

Nature of Business

The Company is primarily a junior exploration company with no revenues from mineral producing operations. Activities include the process of exploring its mineral properties, reviewing and subsequently acquiring potential new mineral properties and conducting exploration programs to determine whether these properties contain ore reserves that are economically recoverable. Recoverability of the amounts shown for mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property, and upon future profitable production.

Significant Events

Baird Township, Red Lake District, Kenora Mining Division of Ontario

Bayfield Ventures Corp. has entered into an option agreement to earn a 100% interest in six mineral claim units located in the Baird Township, Red Lake District, Kenora Mining Division of Ontario. As consideration, the Company is required to issue 100,000 (issued) of its common shares, make cash payments totaling $70,000 ($17,350 paid) to December 15, 2004 and continue in accordance with the terms contained in the underlying option agreement.

The Company granted a 51% interest in the Baird Township property to Skyharbour Resources Ltd. To earn its 51% interest, Skyharbour is required to spend $250,000 before December 31, 2002 and assume 51% of the remaining cash payments required to be paid pursuant to an underlying option agreement.

Acquisition of Licenses in Mongolia – July 2002

The Company successfully concluded the terms of acquisition of a 100% interest in three Mineral Exploration Licenses (# 4563X, # 4564X, and # 4571X) located in the Gobi Region of South Central Mongolia. The new land package consists of 320,070 hectares (approximately 800,000 acres). The licenses were granted to the Company by the Cadastral office of the Mineral Resources Authority of Mongolia (MRAM) on June 26, 2002. The acquisition costs for these 3 mineral licenses total approximately $35,000.00 (US).

Acquisition of Lac Letendre Project In The Raglan Region Of Northern Quebec – December 2002

The Company has acquired through staking a 25,000 acre block of mineral claims within the north-central Cape-Smith/Wakeham volcanic belt, Ungava Peninsula, Quebec.

Appointments and Resignations

The Company announced the resignation of Daniel Torok as Secretary of the Company on January 20, 2003. Nancy Ackerfeldt has been appointed in his place.

Private Placement

The Company closed its non-brokered private placement of 1,000,000 Units at a price of $0.10 per Unit on January 30, 2003. The shares and any shares to be issued upon exercise of the share purchase warrants are subject to a hold period expiring on May 31, 2003.

Results of Operation

For the three months ended January 31, 2003, the Company incurred a net loss of $15,087 compared to a net loss of $22,746 for the three months ended January 31, 2002. Expenses decreased during the current quarter by $8,331 or approximately 35% over the same quarter in the previous year. The Company received 100,000 shares from Skyharbour Resources Ltd. (SYH) at a deemed value of $34,000. The marketable securities were written down to $11,000 at year end October 31, 2002 and sold in this quarter for total proceeds of $11,570, resulting in a gain on sale of marketable securities of $570.

Liquidity and Capital Resources

Working capital at January 31, 2003 was $367 compared to a working capital deficiency of ($63,345) at October 31, 2002. During the current period, the Company received cash resources of $105,749 from its private placement and exercise of warrants and $11,570 from proceeds on sale of its marketable securities. Cash resources of $19,600 were utilized for acquisition costs relating to the Lac Lentendre, Quebec property, $7,350 towards the Baird Township, Ontario acquisition costs and $68,818 in reducing accounts payable.

The Company has historically met all cash requirements for operation by equity financing. Future funding needs of the Company are dependent upon the Company's continued ability to obtain equity and/or debt financing to meet its financial obligations and to pursue further exploration of mineral properties.

Investor Relations

The amounts in shareholders' communication and promotion are comprised of promotional expenses of the Company and do not relate to investor relation activities. The Directors and Officers of the Company participate in a limited investor relation program that is primarily informing shareholders of the activities of the Company. The Company has no arrangements for external promotional activities.

Subsequent Events

Baird Township, Ontario – 51 % Option Granted to Skyharbour Resources Ltd.

On February 20, 2003, the Company and Skyharbour Resources Ltd. reported that they had amended the terms of their Option Agreement dated May 14, 2002.

Pursuant to the terms of the Option Agreement Skyharbour was to have completed a $250,000 work program on the Baird Township claims by December 31, 2002. This requirement was subsequently extended to June 30, 2003. As of February 20, 2003, Skyharbour has completed $190,000 of the required $250,000 work commitment. The parties have agreed to further amend the Option Agreement to the extent that Skyharbour will satisfy the balance of the work commitment due to be made on the Baird claims by issuing to Bayfield a total of 335,000 shares at a deemed price of $0.18 per share, being the ten day trading average of the Skyharbour shares as traded on the TSX Venture Exchange. Following the issuance of the 335,000 shares, Skyharbour will be vested with a 50% interest and Bayfield a 50% interest in the Baird claims. TSX Venture Exchange approval was received on March 21, 2003.

Baird Township, Ontario – 51 % Option Granted to Placer Dome (CLA) Ltd.

In early March 2003, Skyharbour Resources Ltd (50%) and Bayfield Ventures Corp (50%) announced that they had signed a letter of agreement with Placer Dome (CLA) Ltd, a subsidiary of Placer Dome Inc., whereby Placer Dome will have the right to earn an interest in the Baird Township, Ontario property.

Subject to the signing of a binding agreement, Placer Dome can earn a 51% interest in the property by spending $800,000 in exploration on the property over a two-year period, including $400,000 during the first year. $300,000 of the first year commitment is firm. Skyharbour will remain the operator during the earn-in period. The exploration will be carried out with the guidance and assistance of Placer Dome, which operates the high-grade Campbell gold mine in Red Lake. Upon completion of the Placer Dome earn-in, Placer will have 60 days to elect to participate in a 51%/49% joint venture, with Placer Dome as the operator. For a three year period following the formation of the 51%/49% joint venture, Placer Dome will have the right to increase its interest to 65% by electing to complete a feasibility study. Should either party elect not to participate in an approved program following the formation of the joint venture, the interest of the non-participating party will be subject to dilution based on a standard formula. Should either party dilute to a 10% interest, its interest will automatically convert to a 1% (NSR), 0.5% as to Skyharbour and 0.5% as to Bayfield, half of which can be purchased at any time for $1-million. TSX Venture Exchange approval was received on March 21, 2003.

An exploration and drill program is expected to begin on the Baird Property by mid-March, 2003.

Appointments and Resignations

The Company also announced the resignation of Mr. Robert Paul as President of the Company effective February 4, 2003. Mr. Paul will remain a Director of the Company.

Mr. John Foulkes has consented to act as the President and a Director of the Company. Mr. Foulkes will be responsible for the evaluation and exploration of the Company's holdings in Red Lake, Ontario, Ungava Peninsula (Raglan area), Quebec, and South Gobi, Mongolia. Mr. Foulkes has extensive experience in Canadian mineral exploration, including leading the team that discovered the Jericho and 5034 kimberlite fields, Nunavut during the Lac De Gras diamond rush in the mid-1990's. Mr. Foulkes is currently serving as a Director and VP of Exploration of Skyharbour Resources Ltd. and as a Director and officer of Wind River Resources Ltd.

Incentive Stock Options

On February 4, 2003, the Company granted incentive stock options to certain of its directors and employees which entitle them to purchase up to an aggregate of 285,500 shares of the Company at a purchase price of $0.21 per share until February 4, 2005. TSX Venture acceptance was received on February 19, 2003.